Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214319

Prospectus Supplement No. 3

(to Prospectus dated December 15, 2016,

as supplemented by Prospectus Supplement No. 1

dated December 30, 2016 and Prospectus

Supplement No. 2 dated January 13, 2017)

CHANTICLEER HOLDINGS, INC.

Subscription Rights Offering

Up to an Aggregate of 1,000,000 Units Consisting of

9% Redeemable Series 1 Preferred Stock

and

Seven-Year Series 1 Warrants to Purchase Common Stock

Upon the Exercise of Subscription Rights at $13.50 per Unit

This prospectus supplement no. 3 supplements the prospectus dated December 15, 2016 (as supplemented by prospectus supplement no. 1 dated December 30, 2016 and prospectus supplement no. 2 dated January 13, 2017) relating to the rights offering of non-transferable subscription rights to purchase up to an aggregate of 1,000,000 units consisting of shares of our Series 1 Preferred Stock and Series 1 Warrants.

The rights offering concluded on January 13, 2017. We sold 51,514 units in the rights offering for gross offering proceeds of $695,439.00. Source Capital Group, Inc., the dealer manager for the rights offering, has agreed to use its commercially reasonable efforts to place the unsubscribed units in the public offering. The public offering of the unsold units will commence January 17, 2017 and terminate at 5:00 p.m., Eastern Time, on February 10, 2017, unless extended by the Company. Source Capital Group, Inc. has agreed to reallow up to 6.0% of its placement fee plus 1.0% of its non-accountable expense allowance to selling group members during the public offering of the units. The subscription price for units in the public offering will continue to be $13.50 per unit.

On January 17, 2017, we filed with the Securities and Exchange Commission a Current Report on Form 8-K to announce the conclusion of the rights offering and commencement of the offering to the public of unsold units. We are filing this prospectus supplement no. 3 to update and supplement the information included or incorporated by reference in the prospectus, with the information contained in this prospectus supplement no. 3, including the Current Report on Form 8-K. The text of the Current Report on Form 8-K is attached to and a part of this prospectus supplement no. 3.

This prospectus supplement no. 3 should be read in conjunction with the prospectus dated December 15, 2016 (as supplemented by prospectus supplement no. 1 dated December 30, 2016 and Prospectus Supplement No. 2 dated January 13, 2017) and may not be delivered or utilized without the prospectus. To the extent there is a discrepancy between the information contained in this prospectus supplement no. 3 and the information in the prospectus, the information contained herein supersedes and replaces such conflicting information.

The exercise of subscription rights for shares of our units involves a high degree of risk. See “Risk Factors” beginning on page 24 of the prospectus as well as the risk factors and other information in any documents we incorporate by reference into the prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 17, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2017

CHANTICLEER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-29507	20-2932652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7621 Little Avenue, Suite 414
Charlotte, North Carolina 28226

(Address of principal executive offices)

Registrant’s telephone number, including area code: (704) 366-5122

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On January 17, 2017, Chanticleer Holdings, Inc., a Delaware corporation (the “Company”), issued a press release announcing the conclusion of its rights offering, which expired on January 13, 2017, and commencement of the offering to the public of unsold units. The Company sold 51,514 units in the rights offering for gross offering proceeds of $695,439.00. The public offering commenced January 17, 2017 and will terminate at 5:00 p.m., Eastern Time, on February 10, 2017, unless extended by the Company. A copy of the press release is attached to this Form 8-K as Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Document

99.1	Press Release dated January 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Chanticleer Holdings, Inc., a Delaware corporation (Registrant)

Date: January 17, 2017	By:	/s/ Michael D. Pruitt
	Name:	Michael D. Pruitt
	Title:	Chief Executive Officer

Exhibit 99.1

Chanticleer Holdings Announces Conclusion of Rights Offering

and Commencement of Subscription Period for Offering to Public of Unsold Units

CHARLOTTE, NC – January 17, 2017 - Chanticleer Holdings, Inc. (NASDAQ: HOTR, HOTRW) (“Chanticleer”, or the “Company”), owner and operator of multiple restaurant brands in the U.S. and abroad, announced the conclusion of its previously announced rights offering, which expired on January 13, 2017, and commenced its offering to the public of unsold units.

In the public offering, the Company is offering to sell, to the public, units offered but not sold in the rights offering. Each unit consists of one share of the Company’s 9% Redeemable Series 1 Preferred stock and one Series 1 Warrant. Each share of Series 1 Preferred has a liquidation value of $13.50. Each Series 1 Warrant entitles the holder to purchase 10 shares of common stock for a term of 7 years, exercisable by the surrender of one share of Series 1 Preferred. The purchase price for units in the public offering will also be $13.50 per unit. The public offering will terminate at 5:00 p.m., Eastern Time, on February 10, 2017, unless extended by the Company.

Source Capital Group, Inc., the dealer-manager for the rights offering, as well as broker dealers who are members of the selling group, have agreed to use their commercially reasonable efforts to place the units in this offering to the public. Current shareholders who did not previously subscribe to the rights offering may participate in the public offering by contacting the Company, Source Capital Group, Inc. or their investment advisor.

The Company intends to have the units quoted on the OTC marketplace. There is no assurance that the units will be quoted on the OTC marketplace.

Mike Pruitt, Chairman and CEO of Chanticleer Holdings, commented, “We are thankful to our current shareholders who were given first preference under the rights period and took advantage of this investment opportunity. From the beginning, it was our belief that a preferred offering with a yield would be attractive to potential new investors looking at Chanticleer for the first time.”

Mr. Pruitt continued, “The past few quarters have demonstrated the expansion of our better burger business, resulting in increased revenue, improving margins and increased EBITDA profitability. The preferred offering will strengthen our balance sheet and allow us to accelerate growth in our high return Burger concepts.”

The offering will be made pursuant to Chanticleer’s effective registration statement on Form S-1 (Reg. No. 333-214319) on file with the U.S. Securities and Exchange Commission (the “SEC”). This press release is not an offer to sell these securities and is not soliciting an offer to buy these securities. The offering can be made only by a final prospectus. Investors should consider investment objectives, risks, charges, and expenses carefully before investing. The prospectus included in the registration statement contains this and additional information about Chanticleer and investors should carefully read the prospectus before investing. The prospectus may be found by clicking on the following link:

https://www.sec.gov/Archives/edgar/data/1106838/000149315216015898/form424b2.htm

About Chanticleer Holdings, Inc.

Headquartered in Charlotte, NC, Chanticleer (HOTR), owns, operates and franchises fast casual and full service restaurant brands, including American Burger Company, BGR: The Burger Joint, Little Big Burger, Just Fresh and Hooters.

Forward-Looking Statements:

Any statements that are not historical facts contained in this release are “forward-looking statements” as that term is defined under the Private Securities Litigation Reform Act of 1995 (PSLRA), which statements may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “intends,” “estimates,” and other words of similar meaning. Such forward-looking statements are based on current expectations, involve known and unknown risks, a reliance on third parties for information, transactions or orders that may be cancelled, and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties related to the fluctuation of global economic conditions, the performance of management and our employees, our ability to obtain financing or required licenses, competition, general economic conditions and other factors that are detailed in our periodic reports and on documents we file from time to time with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and the companies do not undertake any obligation to update forward-looking statements. We intend that all forward-looking statements be subject to the safe-harbor provisions of the PSLRA.

Contact Information:

Company Contacts:

Michael Pruitt

(704) 366-5122 x 1

mp@chanticleerholdings.com

Mark Roberson

(704) 817-5881

mroberson@chanticleerholdings.com

Investor Relations Contact:

John Nesbett/Jennifer Belodeau

Institutional Marketing Services (IMS)

Phone 203.972.9200

jnesbett@institutionalms.com